July 11, 2000



Mr. Michael Thyken
8859 Flesher Circle
Eden Prairie, Minnesota  55347


Dear Mike:

It is with great pleasure that I confirm the terms of your employment with Select Comfort Corporation:

Effective as of July 12, 2000, you will be joining Select Comfort as Vice President and Chief Information Officer. Your annual salary will be $150,000. You will also be granted stock options to purchase up to 40,000 shares of our common stock, vesting monthly over 36 months of employment. The exercise price of the stock options will be the average of the high and low trading prices on July 12, 2000. In addition, you will be eligible to participate in the company's management incentive plan. The terms of the management incentive plan for 2000 have not been finalized as of this date, but we currently anticipate that VP level executives will have a target bonus of approximately 35% of base compensation paid during the year.

You will be eligible for the following company benefits the first of the month following thirty days of employment: medical, dental, flex account, life and AD&D insurance, supplemental life and AD&D insurance, long-term disability, and travel accident insurance. You will be eligible to participate in the Company's 401(k) plan the first of the month following your start date, and in Employee Stock Purchase Plan (ESPP) the first offering period following your start date. You will be eligible for product discounts under the Employee Purchase Plan thirty (30) days from your start date. You will be covered under the Company's short-term disability plan after six (6) months of employment. You will be eligible for Select Comfort's Education Assistance Program after you have completed one year of full-time employment. We have enclosed further information regarding our benefits package for your review, and these benefits can be explained in greater detail during your new hire orientation.

You will accrue Paid Time Off (PTO) at a rate of 3.69 hours per week per calendar year. We will make an exception to our standard PTO accrual policy to accommodate your planned vacation during the week of July 24, 2000. Additionally, you will be eligible for company holidays.

Your employment is conditioned upon your signing our standard form of Employee Inventions, Confidentiality and Non-Compete Agreement, a copy of which is enclosed. Please let me know if you have any questions regarding that agreement.

You should understand that this letter does not constitute a contract of employment, nor is it to be construed as a guarantee of continuing employment for any period of time. Employment with Select Comfort is "at will".

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We recognize your right to terminate the employment  relationship at anytime and for any reason and, similarly, we reserve the right to alter, modify or terminate the relationship at any time and for any reason.

Mike, we are very excited about your joining our management team. Select Comfort is on the brink of an exciting and challenging era, and I feel with your background and skills you will be able to provide a significant contribution to our company and its success.

Please contact me at (952) 918-3020 with any questions or comments.

Sincerely,

/s/ Mark A. Kimball

Mark A. Kimball
Senior Vice President